SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                           Celestial Seasonings, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    151016102
                                 (CUSIP Number)


                                February 13, 1998
             (Date of Event Which Requires Filing of this Statement)



   Check the appropriate box to designate the rule pursuant to which this
   Schedule is filed:

        [_]  Rule 13d-1(b)
        [X]  Rule 13d-1(c)
        [_]  Rule 13d-1(d)


   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities

   Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                        (Continued on following page(s))

    CUSIP No.            151016102


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Gilchrist B. Berg

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

                     5  SOLE VOTING POWER
      NUMBER OF
                             179,500
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                             N/A
       OWNED BY

                     7  SOLE DISPOSITIVE POWER
         EACH

                             179,500
      REPORTING

        PERSON
                    8   SHARED DISPOSITIVE POWER
         WITH
                             N/A

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              179,500


    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              4.3%

    12   TYPE OF REPORTING PERSON*

              IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

   Item 1(a).     Name of Issuer:

   Celestial Seasonings, Inc.


   Item 1(b).     Address of Issuer's Principal Executive Offices:

   4600 Sleepytime Drive
   Boulder, Colorado  80301


   Item 2(a).     Name of Person Filing:

   Gilchrist B. Berg


   Item 2(b).     Address of Principal Business Office or, if none,
                  Residence:

   225 Water Street, Suite 1987
   Jacksonville, Florida  32202


   Item 2(c).     Citizenship:

   United States


   Item 2(d).     Title of Class or Securities:

   Common Stock


   Item 2(e).     CUSIP Number:

   151016102


   Item 3. If this statement is filed pursuant to Rules 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

   Inapplicable

   If this statement is filed pursuant to Section 240.13d-1(c), check this
   box.                                                                   [X]

    NOTE:   This Schedule 13G is being filed pursuant to Rules 13d-1(c) and
           13d-1(h), recently promulgated by the Securities and Exchange Commission. This Schedule 13G amends the Schedule 13D of the reporting person dated April 18, 1997 to reflect dispositions of Common Stock of the issuer that have caused the reporting person to own less than 5% of such class.


   Item 4. Ownership as of February 23, 1998.

           (a)    Amount Beneficially Owned:

                  179,500 shares*

           (b)    Percent of Class:

                  4.3%

           (c)    Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:

                            179,500 shares*

                  (ii) shared power to vote or to direct the vote:

                            Inapplicable

                  (iii)     sole power to dispose or to direct the
                            disposition of:

                            179,500 shares*

                  (iv) shared power to dispose or to direct the disposition
                       of:

                            Inapplicable

                  * Shares are held through investment partnerships and in managed accounts (which, together with the partner-ships, total fewer than 15) (collectively, the "Accounts") over which the reporting person has sole voting and investment power.


   Item 5. Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
           securities, check the following:                               [X]

           Instruction:  Dissolution of a group requires a response to this item.


   Item 6. Ownership of More than Five Percent on Behalf of Another Person.

           Any dividends on the shares covered by this report and the sale proceeds thereof will be paid to the Accounts, based on the relative number of shares owned by each.


   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           Inapplicable


   Item 8. Identification and Classification of Members of the Group.

           Inapplicable


   Item 9. Notice of Dissolution of Group.

           Inapplicable


   Item 10.       Certification.

           (a)    Inapplicable

           (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     February 27, 1998
     -----------------
     Date


     /s/ Gilchrist B. Berg
     ---------------------
     Gilchrist B. Berg